FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated February 14, 2012, announcing that Gilat has been selected by O3b for the supply of Ka-band ground infrastructure.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated February 14, 2012	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Selected by O3b for Supply of Ka-Band Ground Infrastructure

- Gilat will provide Ka-band customer hubs and terminals for O3b’s VSAT services -

Petah Tikva, Israel, 14 February, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that it has signed an agreement with O3b Networks Limited, the developer of a new high-speed, low-latency satellite-based service for telecommunication operators and enterprises in emerging markets, for the development and supply of Ka-band infrastructure for O3b's VSAT services.

The agreement between the two parties ensures a range of hub, terminal and network management systems will be available to O3b customers for use on the fleet upon launch. The solution developed by Gilat for O3b is based on Gilat’s existing SkyEdge II platform, which includes support for Ka-band and a unified system for SCPC and MF-TDMA on the same terminal.

Gilat's solution is further customized for cellular backhaul and high-end enterprise VSAT solutions on the O3b network, supporting upload and download data rates of over 20Mbps. Gilat will also be offering O3b customers deployment and turnkey ground terminal solutions based on 3rd party equipment. Gilat’s solution will be available for O3b's service launch in mid-2013, and pre-launch orders for terminals are being accepted.

“Gilat’s leadership in Ka-band satellite technology coupled with their experience in the cellular backhaul and enterprise markets makes Gilat a great partner for O3b. Gilat's unique solution will allow our customers the flexibility to operate both SCPC and TDMA from the same hub, VSATs and network management system - an important feature for today's service providers looking for flexibility and efficiency in their networks," said Steve Collar, CEO, O3b Networks. "This agreement is an important building block in our advanced satellite network, which will bring high-speed, affordable access to nearly half of the world’s population not adequately served with broadband Internet access.”

“In this exciting partnership, Gilat and O3b are jointly paving the way to the commercialization of the Ka-band as a strong alternative for fiber technology, predominantly in underserved regions. We are proud to be part of this important alliance, and regard O3b’s initiative as advancing Gilat’s strategic investment in Ka-band technology,” said Erez Antebi, Gilat's CEO.

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About O3b
O3b is building a new fiber-quality, satellite-based, global Internet backbone for telecommunications operators (telcos) and Internet service providers (ISP’s) in emerging markets. The O3b Networks system will combine global reach and the speed of a fiber-optic network. With investments and operational support from SES, Google Inc., Liberty Global, Inc., HSBC Principal Investments, Northbridge Venture Partners, and Allen & Company, the O3b system will provide telcos and ISP’s with a low-cost, high-speed alternative to connect their 3G, WiMAX and fixed-line networks to the rest of the world. This will allow billions of consumers and businesses in more than 150 countries to benefit from high-speed Internet connectivity for educational, medical and commercial applications. O3b Networks’ headquarters is in St. John, Jersey, Channel Islands. Ground systems and technical development are managed through its wholly owned subsidiary in Englewood, Colorado. For more information, please visit www.o3bnetworks.com.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Karen Mazor

Gilat Satellite Networks

karenm@gilat.com